EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

April 6, 2010

TSX Venture Exchange:    EMR

 OTC Bulletin Board:    EGMCD.PK

 U.S. 20-F Registration:     000-51411

 Frankfurt Stock Exchange: EML

EMGOLD CLOSES FIRST TRANCHE OF PRIVATE PLACEMENT FINANCING

Emgold Mining Corporation (the "Company" or "Emgold") is pleased to announce that it has closed a first tranche of its previously announced non-brokered private placement. A total of 1,600,000 Units were issued at the price of US$0.25 per Unit to raise US$400,000, Each Unit consists of one common share of the Company and one non-transferable share purchase warrant (the "Warrant").  Each Warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of US$0.35.  The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months.

Finder's Fees of $20,000 and 80,000 Finder’s Warrants were awarded in relation to the first tranche of the financing.  Each Finder’s Warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of US$0.25.  The Finder’s Warrants are subject to a minimum hold period of four months.

The proceeds from the sale of the Units will be used for general working capital, including payment of accounts payable accrued during the recent restructuring of the Company.

For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.

This release is not an offer of securities for sales in the United States.  Securities may not be offered or sold in the United States absent registration or exemption from registration.

On behalf of the Board of Directors

David G. Watkinson

President & COO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company’s management.  Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defines in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com